

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Mr. Frank P. Vaughan
Chief Financial Officer
Cronos Capital Corporation
One Front Street, Suite 925
San Francisco, CA 94111

> **Re:** **Cronos Global Income Fund XV, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-23886**
>
> **Cronos Global Income Fund XVI, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-27496**

Dear Mr. Vaughan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Cronos Global Income Fund XV, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2009

Forward-Looking Statements, page 16

1. We note the phrase "within the meaning of the securities laws" in the first sentence. We note also the same phrase is used in the first sentence of the second paragraph on page 1 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. Since Cronos Global Income Fund XV, L.P. is ineligible to rely on the safe harbor provision for

forward-looking statements under Section 21E(b)(2)(E) of the Exchange Act, please delete the phrase in future filings. Alternatively, make clear in future filings that Cronos Global Income Fund XV, L.P. is ineligible to rely on the safe harbor provision for forward-looking statements under the Exchange Act.

<u>Exhibits 31.1 and 31.2</u>

2.   We note these changes to the Section 302 certifications:

- Paragraphs 2, 3, and 4(c) here replace the word "report" with "annual report" and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 with "quarterly report."
- Paragraphs 4 and 5 here and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 replace the words "The registrant's other certifying officer" with "The other certifying officer of Cronos Capital Corp. ("CCC"), the General Partner of the Registrant" and "CCC's other certifying officer."

As requested previously in our July 11, 2008 comment letter, provide in future filings the Section 302 certifications using the exact language contained in Item 601(b)(31)(i) of Regulation S-K.

<u>Cronos Global Income Fund XVI, L.P.</u>

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Forward-Looking Statements, page 17</u>

3.   We note the phrase "within the meaning of the securities laws" in the first sentence. We note also the same phrase is used in the first sentence of the second paragraph on page 1 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. Since Cronos Global Income Fund XVI, L.P. is ineligible to rely on the safe harbor provision for forward-looking statements under Section 21E(b)(2)(E) of the Exchange Act, please delete the phrase in future filings. Alternatively, make clear in future filings that Cronos Global Income Fund XVI, L.P. is ineligible to rely on the safe harbor provision for forward-looking statements under the Exchange Act.

<u>Exhibits 31.1 and 31.2</u>

4.   We note these changes to the Section 302 certifications:

- Paragraphs 2, 3, and 4(c) here replace the word "report" with "annual report" and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 with "quarterly report."

- Paragraphs 4 and 5 here and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 replace the words "The registrant's other certifying officer" with "The other certifying officer of Cronos Capital Corp. ("CCC"), the General Partner of the Registrant" and "CCC's other certifying officer."

As requested previously in our July 11, 2008 comment letter, provide in future filings the Section 302 certifications using the exact language contained in Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Andrew P. Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief